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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Aramex International Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G04450 10 5
                      ------------------------------------
                                 (CUSIP Number)


                                    12/31/00
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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  CUSIP No. G04450 10 5               13G                    Page 2 of 6 Pages
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--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               -----------------------------------------------------------------

               William S. Kingson
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                                   (b)
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                      5      SOLE VOTING POWER

    NUMBER OF                1,331,600 shares of Common Stock
     SHARES
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          6      SHARED VOTING POWER
      EACH
    REPORTING                0
   PERSON WITH        ----------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             1,331,600 shares of Common Stock
                      ----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,331,600 shares of Common Stock.  See Item 4
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               26.8% of shares of Common Stock.  See Item 4
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------



ITEM 1(a).        Name of Issuer:

                  Aramex International Limited

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  P.O. Box 3371
                  Amman 11181 Jordan


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  CUSIP No. G04450 10 5               13G                     Page 3 of 6 Pages
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ITEM 2(a).        Name of Person Filing:

                  William S. Kingson

ITEM 2(b).        Address of Principal Business Office:

                  866 United Nations Plaza, Suite 451
                  New York, New York 10017

ITEM 2(c).        Citizenship:

                  United States

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(e).        CUSIP Number:

                  G04450 10 5

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)        |_|  Broker or Dealer registered under Section 15 of
                      the Act (15 U.S.C. 78o);
      (b)        |_|  Bank as defined in section 3(a)(6) of the
                      Act (15 U.S.C. 78c);
      (c)        |_|  Insurance Company as defined in section 3(a)(19) of
                      the Act (15 U.S.C. 78c);
      (d)        |_|  Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e)        |_|  An investment advisor in accordance
                         with ss.240.13d-1(b)(1)(ii)(E);
      (f)        |_|  An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);
      (g)        |_|  A parent holding company or control person in
                      accordance with ss.240.13d-1(b)(ii)(G);
      (h)        |_|  A savings associations as defined in Section 3(b)
                      of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)        |_|  A church plan that is excluded from the definition
                      of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)        |_|  Group, in accordance with ss.240.13d-1(1)(ii)(J).

ITEM 4.           Ownership.

         (a)      Amount Beneficially Owned:

                  As of December 31, 2000, Mr. Kingson beneficially owned 1,331,600 shares of Common Stock, which includes 100,000 shares of Common Stock issuable upon exercise of five-year, incentive stock options at an exercise price of $7.70.

         (b)      Percent of Class:

                  As of December 31, 2000, Mr. Kingson was the beneficial owner of an aggregate of 1,331,600 shares of Common Stock, which constituted approximately 26.8% of the 4,876,624 shares of Common Stock outstanding as of December 31, 2000.




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  CUSIP No. G04450 10 5               13G                    Page 4 of 6 Pages
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         (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or direct the vote:

                       1,331,600 shares of Common Stock.  See Item 4(a) above.

                  (ii) Shared power to vote or direct the vote:

                       0 shares of Common Stock.

                  (iii)Sole power to dispose or to direct the disposition of:

                       1,331,600 shares of Common Stock.  See Item 4(a) above.

                  (iv) Shared power to dispose or to direct the disposition of:

                       0 shares of Common Stock.

                        Mr. William Kingson, Mr. Fadi Ghandour and Ms. Rula Ghandour have entered into a Shareholders Agreement with Airborne Freight Corporation ("Airborne") which among other things provides (i) if Aramex International Limited (the "Company") transfers any shares of its Common Stock to listed competitors to Airborne or any other company primarily engaged in air, freight or in express shipments, Airborne has the right to sell all of its shares of Common Stock to the Company on the same terms and conditions as the sale to such other company, and (ii) if Messrs. Kingson and Ghandour or Ms. Rula Ghandour transfer any shares of Common Stock to certain listed competitors to Airborne or any other company primarily engaged in the transportation of air, freight or air express shipments, it shall be a condition to such transfer that Airborne shall be offered the right to sell to such competitor all of its shares of Common Stock on the same terms and conditions as the sale by Messrs. Kingson and Ghandour or Ms. Ghandour.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

ITEM 9.           Notice of Dissolution of Group.

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  CUSIP No. G04450 10 5               13G                    Page 5 of 6 Pages
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ITEM 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose effect.



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  CUSIP No. G04450 10 5               13G                    Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         1/30/01
                                          -----------------------------------
                                                         (Date)


                                                /s/ William S. Kingson
                                          -----------------------------------
                                                    William S. Kingson